UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF JULY 2026

COMMISSION FILE NUMBER 000-51576

ORIGIN AGRITECH LIMITED

(Translation of registrant's name into English)

Origin R&D Center, Shuangbutou Village,

Xushuang Road, Songzhuang Town

Tongzhou District. Beijing China 101119

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

Issuance of Senior Convertible Promissory Note

On July 16th, 2026, the Board of Directors of Origin Agritech Limited (the "Company") approved the issuance of a Senior Convertible Promissory Note (the "Note") in the principal amount of RMB 15,000,000 (approximately US$2,050,000) to an individual investor(the "Purchaser"). The Note is dated as of June 30, 2026, with a funding date as of July 16, 2026. The proceeds of the Note will be paid to Hainan Aoyu Biotechnology Co., Ltd., the Company's PRC operating affiliate, and will be used for general working capital purposes.

The Note bears interest at a rate of 3.98% per annum, calculated on the basis of a 365-day year for the actual number of days elapsed, provided that interest shall accrue and be payable only if and when the Purchaser elects to require repayment of all or part of the principal amount in cash, on conversion or at maturity. The Note matures three years from the date on which the entire principal amount is funded by the Purchaser (the "Final Funding Date"). At any time from the Final Funding Date until the maturity date, the Purchaser has the right to convert all or any portion of the outstanding principal amount into fully paid and non-assessable ordinary shares of the Company (the "Common Stock") at a conversion price of US$1.50 per share, subject to customary anti-dilution adjustments. After the first anniversary of the Final Funding Date, the Purchaser may, at its sole discretion, require the Company to repay all or any portion of the outstanding principal amount in cash, together with accrued interest, by delivering a written notice to the Company, and the Company shall make such repayment within thirty business days. The Company may prepay all or any part of the outstanding principal amount at any time without penalty, subject to the prior written consent of the holders of a majority of the aggregate outstanding principal amount. The Note is unsecured. The shares of Common Stock issuable upon conversion of the Note will be subject to a lock-up period of six months from the date of issuance, during which such shares may not be sold, transferred, pledged or otherwise disposed of, except with the prior written consent of the Company or as otherwise permitted by applicable securities laws.

The issuance of the Note and the shares of Common Stock issuable upon conversion thereof were made as a private placement pursuant to an exemption from registration under the Securities Act of 1933, as amended, and the Note and such shares are restricted securities.

The form of the Senior Convertible Promissory Note is attached hereto as Exhibit 4.1. The above disclosure is qualified by reference to the Note form attached hereto.

As of the date, July 31st, 2026, there are 12,143,526 ordinary shares issued and outstanding, excluding shares that may be issued pursuant to outstanding options, warrants and other convertible securities.

Exhibits

4.1	Form of the Senior Convertible Promissory Note dated as of June 30, 2026.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIGIN AGRITECH LIMITED

	By:	/s/ Weibin Yan
	Name:	Mr. Weibin Yan
	Title:	Chief Executive Officer

Dated: July 31, 2026